Exhibit 99.1

Hepsiburada Appoints New Executive to Lead its Financial Services

ISTANBUL, June 1, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, as part of its ongoing commitment to lead digitalization of commerce and the importance of financial solutions to that vision, today announced the appointment of Erkin Aydın as Chief Executive Officer of Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”), effective June 1, 2022. Mr. Aydın will report to Mr. Murat Emirdağ, Chief Executive Officer of Hepsiburada.

Hepsi Finansal, through Doruk Finansman A.Ş. (“Doruk Finansman”), operates a consumer financing company in Turkey. The acquisition of Doruk Finansman in early 2022 was Hepsiburada’s first step into entering the consumer finance sector. In his role as Chief Executive Officer of Hepsi Finansal, Mr. Aydın will oversee the broader financial service operations of Hepsiburada.

“Erkin is a prominent figure in the Turkish banking sector with expertise in Fintech, and we are delighted to welcome him to Hepsiburada,” said Mr. Emirdağ. “I am confident that under Erkin’s leadership, we will make progress towards becoming a leading Fintech player across online and offline channels.”

Prior to Hepsiburada, Erkin Aydın worked in various positions at QNB Finansbank A.Ş., the Turkish subsidiary of Qatar National Bank (Q.P.S.C.), including leading value-creation initiatives such as founding new businesses, investments in Fintech, and establishing partnership platforms, while heading the Retail Banking, SME Banking and Payments Systems businesses. He began his career in the U.S. with Clark Construction Group, and later joined McKinsey & Company, where he worked with various local and global financial institutions in the fields of strategy, marketing, growth, turnaround management, and M&A in Europe and Turkey. Mr. Aydın graduated from the Bosphorus University in Istanbul with a BS degree in Civil Engineering and received his MBA degree from the University of Michigan Graduate School of Business.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of March 2022, we had seamlessly connected 44.2 million members and 85 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached over 32 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com